NORTHERN ABITIBI MINING CORP.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-2636
FAX: (403) 266-2606
www.gold.ca
NAI:CDNX

[redacted]

08001141

FILE No. 82-4749

SEC
Mail Processing
Section

MAR 05 2008

Washington, DC
101

February 28, 2008

United States Securities
& Exchange Commission
Washington, DC
20549
USA

SUPPL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-4749
<u>News Release Dated February 28, 2008</u>

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

NORTHERN ABITIBI MINING CORP.

PROCESSED
MAR 13 2008
THOMSON
FINANCIAL

for D MacAulay
Barb O'Neill

3/11

FILE No. 82-4749

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **FEBRUARY 28, 2008**

News Release: **08-3** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

Northern Abitibi Announces Non-Brokered Financing

Northern Abitibi Mining Corp. ('Northern Abitibi') is pleased to announce a proposed non-brokered private placement of up to 1,929,028 units ("Common Units") at a price of $0.155 per Common Unit and up to 1,694,439 flow through common shares ("FT Shares") at a price of $0.18 per share, for combined gross proceeds of up to $604,000.

Each Common Unit will consist of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant (a "Warrant") will entitle the holder to purchase one additional common share at a price of $0.23 per share for a period of two years following closing.

The Common Units and FT Shares are to be offered on a non-brokered basis by way of private placement to accredited investors and any securities issued will be subject to a hold period of four months plus one day from the date of closing. This financing is subject to TSX Venture Exchange and regulatory approval.

Proceeds of the financing are to be used to fund a portion of the proposed 2008 exploration programs at the Taylor Brook Nickel-Copper-Cobalt-PGE and Viking gold prospects located in northwestern Newfoundland, investigate new property acquisitions, and for general working capital.

PDAC in Toronto

Northern Abitibi is pleased to announce it will be attending the PDAC 2008 International Convention, Trade Show and Investors Exchange at the Metro Toronto Convention Centre – South Building Booth 2631, March 2 to 5, 2008. We invite all interested parties to stop by our booth to discuss our Taylor Brook property, our Viking gold property with recent trenching results up to 246.6 g/t gold, our Douay Northwest Joint Venture gold property, and our South Voisey Bay nickel property.

Northern Abitibi

Northern Abitibi's technical team of experienced, professional geologists is assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. A description of our projects can be found on our website at www.naminco.ca.

Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"
Shane Ebert, President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

FILE No.
82-4749

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **FEBRUARY 28, 2008**

News Release: **08-3** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

Northern Abitibi Announces Non-Brokered Financing

Northern Abitibi Mining Corp. ('Northern Abitibi') is pleased to announce a proposed non-brokered private placement of up to 1,929,028 units ("Common Units") at a price of $0.155 per Common Unit and up to 1,694,439 flow through common shares ("FT Shares") at a price of $0.18 per share, for combined gross proceeds of up to $604,000.

Each Common Unit will consist of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant (a "Warrant") will entitle the holder to purchase one additional common share at a price of $0.23 per share for a period of two years following closing.

The Common Units and FT Shares are to be offered on a non-brokered basis by way of private placement to accredited investors and any securities issued will be subject to a hold period of four months plus one day from the date of closing. This financing is subject to TSX Venture Exchange and regulatory approval.

Proceeds of the financing are to be used to fund a portion of the proposed 2008 exploration programs at the Taylor Brook Nickel-Copper-Cobalt-PGE and Viking gold prospects located in northwestern Newfoundland, investigate new property acquisitions, and for general working capital.

PDAC in Toronto
Northern Abitibi is pleased to announce it will be attending the PDAC 2008 International Convention, Trade Show and Investors Exchange at the Metro Toronto Convention Centre – South Building Booth 2631, March 2 to 5, 2008. We invite all interested parties to stop by our booth to discuss our Taylor Brook property, our Viking gold property with recent trenching results up to 246.6 g/t gold, our Douay Northwest Joint Venture gold property, and our South Voisey Bay nickel property.

Northern Abitibi
Northern Abitibi's technical team of experienced, professional geologists is assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. A description of our projects can be found on our website at www.naminco.ca.

Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"
Shane Ebert, President/Director

NORTHERN ABITIBI MINING CORP.

FILE No. 82-4749

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **FEBRUARY 28, 2008**

News Release: **08-3** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

Northern Abitibi Announces Non-Brokered Financing

Northern Abitibi Mining Corp. ('Northern Abitibi') is pleased to announce a proposed non-brokered private placement of up to 1,929,028 units ("Common Units") at a price of $0.155 per Common Unit and up to 1,694,439 flow through common shares ("FT Shares") at a price of $0.18 per share, for combined gross proceeds of up to $604,000.

Each Common Unit will consist of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant (a "Warrant") will entitle the holder to purchase one additional common share at a price of $0.23 per share for a period of two years following closing.

The Common Units and FT Shares are to be offered on a non-brokered basis by way of private placement to accredited investors and any securities issued will be subject to a hold period of four months plus one day from the date of closing. This financing is subject to TSX Venture Exchange and regulatory approval.

Proceeds of the financing are to be used to fund a portion of the proposed 2008 exploration programs at the Taylor Brook Nickel-Copper-Cobalt-PGE and Viking gold prospects located in northwestern Newfoundland, investigate new property acquisitions, and for general working capital.

PDAC in Toronto

Northern Abitibi is pleased to announce it will be attending the PDAC 2008 International Convention, Trade Show and Investors Exchange at the Metro Toronto Convention Centre – South Building Booth 2631, March 2 to 5, 2008. We invite all interested parties to stop by our booth to discuss our Taylor Brook property, our Viking gold property with recent trenching results up to 246.6 g/t gold, our Douay Northwest Joint Venture gold property, and our South Voisey Bay nickel property.

Northern Abitibi

Northern Abitibi's technical team of experienced, professional geologists is assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. A description of our projects can be found on our website at www.naminco.ca.

Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

END

"Shane Ebert"
Shane Ebert, President/Director